



The opioid crisis is fueled by alcohol.

SafeRX is addressing a critical but previously unaddressed dimension of the opioid crisis associated with nearly one-quarter of prescription overdose deaths: the combination of opioids with alcohol. They have patented a new class of alcohol resistant opioids (AROs) that have the potential to save thousands of lives every year.

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A NATIONAL CRISIS



OVERVIEW

The American opioid crisis is a public health emergency. In 2017, more than two of every three drug overdose deaths—70,200 in that year alone—involved an opioid. The risk of overdose increases dramatically when opioids are combined with alcohol because these substances interact in the body to produce much more intense suppression of the nervous system.

Patients are routinely counseled about the risks of mixing alcohol with opioids, yet 36 – 81% of patients on chronic therapy admit to drinking with their prescribed opioid. Those with a known history of alcohol abuse or addiction are five times more likely to overdose. Accordingly, data from the CDC has shown that nearly one-quarter (22.1%) of fatal prescription opioid overdoses involve alcohol consumption.

Despite such compelling data, this dimension of the opioid crisis has remained largely unaddressed by the pharmaceutical industry. Although some "abuse deterrent" opioid formulations have been developed, none are designed to prevent the co-consumption of alcohol with the opioid. And professional medical practice alternatives such as patient counseling and "medication contracts" are well-meaning, but have failed to provide an effective solution to prevent so many tragic outcomes.

We understand that there is no way to completely eliminate the risk of opioid misuse, abuse, and overdose. However, we believe that by preventing certain high-risk patients from drinking with their prescribed opioid, SafeRX's new, patented, alcohol-resistant opioids (AROs) have the potential to save thousands of lives every year. These AROs are expected to be enthusiastically adopted by pain medicine specialists and other prescribers who currently have no effective means of preventing their patients from making this all-too-often deadly mistake.

How Our Products Work

SafeRX's novel class of alcohol-resistant opioids are fixed-dose combinations that include:

- An FDA approved opioid, which acts as an analgesic (painkiller)
- An FDA-approved ALDI, which acts as an alcohol deterrent
- A tamper-resistant formulation—i.e., the opioid and ALDI, combined in a single-dose matrix, cannot be easily separated

A Closer look at the Biological Process:

If taken as directed—without alcohol—the first component of our ARO product, the opioid, will act as a strong painkiller (analgesic), and the second component, the aldehyde dehydrogenase inhibitor (ALDI), will remain inactive and go unnoticed by the patient. If, however, the patient consumes alcohol with the product, the ALDI will rapidly produce a powerful noxious reaction: severe flushing, headaches, nausea, and vomiting (known as the disulfiram-alcohol reaction).

Our Path to Profits, Value for the Firm, and Liquidity for Our Shareholders:

We intend to arrange a licensing agreement that becomes effective only after a New Drug Application is submitted with the FDA, in order to maximize returns for our shareholders.

With each step to approval, we expect our company gain value, as we get one step closer to our goal. This is why we intend to divide our total intended capital raise into two rounds: a Series A round of $5M, followed by further series of fundraising (after IND approvals for the OxARO® IR and MethARO® IR clinical development programs have been issued and investment risk is further reduced). We are confident that quality New Drug Application submissions for both products can be achieved within 24 months of Series A funding.

Following either NDA submission or FDA approval, we expect to license the ARO platform of products or sell the technology or company outright to an established pharmaceutical partner already operating in the opioid market.

As the FDA is widely regarded as the gold standard regulatory authority, gaining access to the European Union, Mexico, India, and other global markets following such approval is generally a far simpler task. And international patent applications are currently pending in those markets.

Because all the active pharmaceutical ingredients (APIs) included in our ARO platform have already been approved for their respective indications, prior Agency Findings of Safety and Efficacy (AFSE) for these 'reference standards' can be used to support the intended new drug applications (NDAs). This reduces regulatory uncertainty and dramatically narrows the scope of new trial data required to complete these NDAs. In fact, the only new studies we intend to perform are those needed to establish *bioequivalence*, meaning that, when administered together in the intended combination tablets, the corresponding drug concentrations in the body over time (i.e., the 'PK profiles') are comparable to those measured when the reference drugs are administered individually. And given their non-overlapping metabolic pathways and distinct mechanisms of action (they effect different parts of the body), there is minimal perceived risk of the intended APIs for either OxARO® IR or MethARO® IR exhibiting drug-drug interactions that would result in altered PK profiles.

Next, the immediate-release (IR) formulations selected for these first two products also convey significant advantages vis-a-vis bioequivalence. That is, in contrast to the engineering challenges associated with mirroring PK profiles of extended-release reference products, which often involve complex formulation technology or manufacturing processes that can be difficult to replicate, bioequivalence is much easier to establish in immediate-release formulations. We believe this significantly reduces the technical uncertainty related risk associated with the OxARO® IR and MethARO® IR development programs.

How are Our Products Different from Currently Available Options?

We believe there is no other viable competitor on the market. Although the FDA has encouraged the development of opioid formulations that deter inappropriate use, only a handful of these "abuse-deterrent formulations" are currently marketed, and all of them target inappropriate routes of administration, such as injecting or snorting the opioid. None deter concurrent opioid-alcohol consumption. And although disulfiram, the alcohol deterrent included in ARO products, can be prescribed as a separate, second medication (e.g., Antabuse®), this only works if the patient takes it ... and if given the option, patients who want to drink with their opioid simply won't take it.

How Much is Our Target Market Worth?

We have no intention of creating new opioid patients—only to convert those existing patients at risk of alcohol-mediated opioid overdose from conventional prescriptions to our ARO formulations. This represents a sizable market, as an estimated one third of patients on chronic opioid therapy consume alcohol with their medication and would be more appropriately treated with an ARO. Assuming no growth in total opioid prescriptions, based on CDC data this represents more than 51 million annual opioid prescriptions in the United States. If, as we expect, ARO products sell at a per-unit price (measured in "morphine milli-equivalents," or MME) comparable to that of other branded opioid products, this correlates with an average current prescription price of approximately $237. Assuming no significant change in opioid prescribing patterns or pricing, this suggests an addressable annual domestic market of $12.1B

How Much of That are We Aiming to Capture?

We developed a multivariate model to simulate revenue projections using a modest set of assumptions. In it, we model market capture assuming a range of adoption rates between 1% and 6% of "convertible" existing opioid prescriptions per year. This resulted in a median projected market share by Year 10 (i.e., after seven full years on market) of approximately 29% of all "convertible" prescriptions, which (assuming no growth in overall opioid prescriptions) would represent 9.6% of all oral opioid analgesic prescriptions.

How Will We Do It?

We intend to license our approved ARO products to an established pharmaceutical company with the existing resources needed to successfully commercialize them. **We expect such a partner will be able to promote and advertise this product as a means of reducing overdoses, hospitalizations, and death.**

COMPANY

SafeRX was formed with a single mission in mind: to reduce the risk of prescription opioid overdose. We understand that the opioid crisis represents a complex problem for which there will never be any single "silver bullet" or panacea, and that a multi-dimensional strategy is necessary. Accordingly, SafeRX has directed our initial focus to developing products that address **a critical dimension of the crisis for which we believe no solutions currently exist—the combination of opioids with alcohol.**

The Problem (Background)

Opioid patients with a history of alcohol problems have been found to be five times more likely to overdose on their medication, and according to data from the CDC, this all-too-common patient mistake of consuming alcohol with a prescribed opioid pain medication contributes to **nearly one-quarter (22.1%) of fatal overdoses, corresponding with another tragic death in the U.S. approximately every 2 ½ hours.** And despite prominent warnings to avoid all alcohol consumption with their medication, studies have shown that 36 – 81% of long term opioid patients admit to drinking. Yet prescribing physicians currently have no means of effectively preventing such dangerous behavior. Although an FDA-approved drug for maintaining abstinence from alcohol (Antabuse™) has been available for nearly 70 years, it—like all medications—only works if the patient actually takes it. So if a patient wants to drink... they just don't take it, or even fill the prescription.

Our Solution (Product)

SafeRX is developing a simple and elegant solution to this problem—a novel platform of products we refer to as "alcohol-resistant opioids" (AROs). By combining the prescription opioid analgesic of choice with disulfiram (the active pharmaceutical ingredient of Antabuse™) in a single, inseparable matrix based tablet, these ARO products give patients a very straightforward choice: they can take their prescribed opioid as directed, or they can drink alcohol, but they cannot do both without experiencing an extremely noxious reaction characterized by intense dizziness, headache, and vomiting (i.e., the disulfiram-alcohol reaction). We believe our alcohol-resistant opioids have the potential to save thousands of lives and prevent tens of thousands more non-fatal overdoses each year. Additionally, we believe that alcohol-resistant opioids are less likely to be diverted to the black market and sold illegally. Because SafeRX's products can protect **both the patient and the prescriber**, we anticipate an enthusiastic adoption rate by prescribing physicians, and our ARO platform has already garnered support from key opinion leaders in the field.

Our Status

We have recently been awarded patents protecting both the method of combining these drugs as well as the corresponding chemical compositions, and we are now offering shares of SafeRX to support our clinical development path to FDA approval of two inaugural alcohol resistant opioids products, OxARO® IR and MethARO® IR.

Our Advantage

Fortunately, in contrast to the roughly nine-year traditional path to market required of new chemical entities, since all active pharmaceutical ingredients (APIs) used in our ARO platform have already undergone the rigorous safety and efficacy testing required by the FDA for their respective indications (i.e. the two primary components of the ARO are already FDA-approved), we can pursue a more accelerated regulatory pathway known as a "505(b)(2) new drug application."

Similarly, because our products address a national public health emergency, they are anticipated to qualify for Priority Review with the FDA, which typically reduces Agency approval times to less than six months. Given these and other major process efficiencies, we expect to file a new drug application (NDA) for our first ARO product in less than two years (22.5 months) of funding, after which we would expect further Agency action in under six months.

If approved according to this timeframe, these medications could potentially start reducing the chance of opioid/alcohol-related overdoses in less than 2 ½ years. As we move closer to approval, we will decide on one of many possible go-to-market strategies, but a licensing agreement with a trusted pharmaceutical partner is likely the best path to commercialization. This would provide our first two alcohol resistant opioids access to the greatest number of at risk patients in the shortest timeframe and, with that, the potential for a more rapid and robust return for our investors.

HIGHLIGHTS

Having experienced firsthand the pain and loss caused by prescription opioids in communities across our nation, our company is deeply committed to solving this public health emergency. SafeRX was formed with a mission to enhance the safety of prescription medications, and we believe our alcohol-resistant opioids (AROs) represent a game changing new weapon in the battle against the opioid crisis.

These ARO products are designed to prevent patients from making the all too common deadly mistake of drinking alcohol with their prescribed opioid pain medication. We believe they have the potential to save thousands of lives every year in this country and, based on endorsements already received from key opinion leaders in the field of pain medicine, we expect an enthusiastic adoption rate by prescribing physicians once approved. The company has multiple issued USPTO utility patents for these products and international patents in major markets are pending. In addition to our deep pipeline of alcohol-resistant opioid products, the company also has intellectual property opportunities for pharmaceutical products extending beyond the opioid pain market.

- Strong Intellectual Property Portfolio – Market Exclusivity

  - Issued: USPTO #10,478,408 and #10,881,625, "Combination Treatments for Opioid Crisis"

    - Protects both method and chemical composition of alcohol-resistant opioids, a new class of combination medications designed to reduce the risk of alcohol-mediated opioid overdose and adverse events
    - Enforceable in the U.S. through January 2038

  - Patents pending for ARO platform in Canada, Mexico, India, and European Union
  - Patent pending for new class of alcohol-resistant combination medications intended for the treatment of overlap opioid use disorder-alcohol use disorder
  - Patent pending for new class of alcohol-resistant combination medications intended to enhance the safety of medications commonly used in the treatment of insomnia and/or anxiety

- Major Unmet Medical Need – Large Addressable Market

  - Nearly ¼ of prescription opioid overdoses are related to alcohol

    - Risk of overdose 5 times higher in patients with alcohol problems
    - More than 1/3 of patients on long-term opioid therapy admit to drinking alcohol with their medication

  - Prescribers currently have no effective means of prevention

    - AROs already endorsed by key opinion leaders in pain medicine
    - Enthusiastic adoption rate expected

- Regulatory Advantages = Efficient Pathway to FDA Approval

  - Products utilize a combination of previously approved pharmaceutical ingredients

    - Enables an expedited ("505b2") application process that requires very little new clinical trial data, reducing program development costs and accelerating timelines dramatically as compared to the traditional ("505b1") approval pathway
    - SafeRX expects to submit its first New Drug Application (NDA) within 2 years of funding

  - Products address a designated Public Health Emergency

    - Cuts Agency review time to less than 6 months from NDA submission

- Capable Leadership – Ability to Optimize Return for Investors

    - Sophisticated, mission-driven founding team and board
    - Extensive industry experience and track record of success with life-science startups

MINIMUM INVESTMENT	MAXIMUM RAISE
$500	$5,000,000
-------------------------------	-------------------------------
TARGET MINIMUM	RAISED
$25,000	$0

COMPANY PITCH DECK



Download SafeRx Pitch Deck

INNOVATIVE PRODUCT

The opioid crisis must be fought on multiple fronts, and our alcohol-resistant opioid products represent a paradigm-shifting solution to a major dimension of the crisis which has remained unaddressed by the pharmaceutical industry for decades. We believe this innovative platform of ARO products has the potential to drastically reduce the risk of death and hospitalization. The next step is FDA approval.

Although the overall budget for the two proposed inaugural ARO products is approximately $15 million, this will be divided into two rounds. The hypothetical investment return model assumes the company raises $5 million to get through the initial phase of the regulatory process and obtain investigational new drug (IND) designations and Agency approval for the OxARO® IR and MethARO® IR clinical development plans. Given the pre-IND status of these programs, the current corporate valuation assumes only a 55% probability of achieving final FDA approval of the respective new drug applications. Once such clinical development programs are approved and IND designations are in place for these products, historically the probability of achieving NDA approvals increases dramatically. This is therefore expected to represent a major risk mitigation milestone, and we believe the company valuation will increase accordingly upon reaching it, at which point we intend to complete the fundraising process via a Series B round.



TEAM



MICHAEL PRESTI

FOUNDER-CEO

•MD and PhD (Neuroscience) from University of Florida

•NIH National Research Service Awardee

•Master's in Business Management from Warrington School, University of Florida

•Neurology residency and fellowship training at Mayo Clinic Rochester

•Diplomat of the ABPN and ABSM

•Inventor with multiple USPTO issued patents



RAY SISON

CHIEF PRODUCT OFFICER

•25+ yrs in pharmaceutical formulation dev, product launch and commercialization

•Created licensing, acquisition & commercialization opportunities for OptiNose, Lonza Group, Teva Pharma

•Expert in outsourced pharma development and virtual supply chain coordination

•Involved in product launches of Roxybond™ and Morphabond™, both ADF-labeled opioids

ADVISORS AND BOARD MEMBERS



JAMIE GROOMS

EXECUTIVE BOARD MEMBER

•Co-founded two highly successful life science companies: RTI Surgical, Inc. and AxoGen, Inc., both now publicly traded (NASDAQ: RTIX, AXGN)

•Former CEO of Florida Institute for Commercialization of Public Research

•Visionary and innovator in medical technology, regenerative medicine

•Successfully launched, managed, or advised numerous biotech startup companies



MARLO TAN WALPOLE

BOARD MEMBER

•Over two decades Product Development experience in Medical Device, HCT/Ps, Biologic, and Pharmaceutical industries

•Directed R&D at AuxThera Inc., AxoGen Inc. (NASDAQ: AXGN), RTI Surgical, Inc. (NASDAQ RTIX) and other biotechnology companies

•Brings practical expertise especially for startup and small to mid-size companies



JIM PARRINO, MBA PHD

BOARD MEMBER

•Managing director and co-head of the M&A Buyside Advisory at Fifth Third Securities

•Managing director at Praxis Partners LLC

•Expert in corporate valuation, M&A, venture finance, entrepreneurship, corporate strategy, cross-border acquisitions

•CPA with 30+ years of operational, strategic and transactional M&A advisory experience

Terms

Minimum Investment

$ 500

Pre-money Valuation

$ 46,630,281.80

Maximum raise

$ 5M

Raised to date

$ 0

Target minimum

$ 25,000

USE OF PROCEEDS

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering for a $5,000,000 Raise
IND Filing		$200,000
Regulatory Strategy, Market Access Research, and Pre-IND Meeting		$250,000
Formulation Development		$260,000
Clinical Study Initiation		$300,000
Clinical Conduct		$650,000
Clinical Trial Materials Manufacturing		$900,000
General and Administrative*	$25,000	$940,000
Registration Batch Manufacturing		$1,500,000

* Includes salaries of $225,000 per annum for the CEO and $200,000 per annum for the Chief Product Officer

DOCUMENTS



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